SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934


                                   EQUIFIN, INC.
                           ------------------------------
                                  Name of Issuer

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                           Title of Class of Securities

                                   460920-10-1
                                   ------------
                                   CUSIP Number


                                 Michael G. Zybala
                            Asst. Secretary and Counsel
                            The InterGroup Corporation
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                 September 22, 2003
                                 ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 460920-10-1                                                 Page 2
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1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only
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4.   Source of Funds

     WC
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     Delaware
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Number of                                 7.   Sole Voting Power
Shares
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           2,325,580
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               2,325,580
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,325,580 Shares of Common Stock
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12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     23.4%
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14.  Type of Reporting Person

     CO
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




CUSIP No. 460920-10-1                                             Page Three
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1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
-----------------------------------------------------------------------------
3.   SEC Use Only

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4.   Source of Funds

     PF
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         2,589,130
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           4,914,710
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           2,589,130
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               4,914,710
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,914,710 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     40.1%
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14.  Type of Reporting Person

     IN
-----------------------------------------------------------------------------

                            SCHEDULE 13D
                    OF THE INTERGROUP CORPORATION
                         AND JOHN V. WINFIELD
                  REGARDING OWNERSHIP OF SECURITIES OF
                             EQUIFIN, INC.


This Schedule 13D is being filed by The InterGroup Corporation, a Delaware Corporation ("InterGroup"), and John V. Winfield, the Chairman, President and Chief Executive Officer of InterGroup. This Schedule reflects purchases of 11% Convertible Notes, with Warrants attached (the "Convertible Notes"), by InterGroup and John V. Winfield from EquiFin, Inc., a Delaware corporation ("EquiFin" or the "Company") in a private placement transaction that closed on September 22, 2003. The Notes and Warrants can be converted to common stock, par value $.01 per share (the "Common Stock") of Equifin at a conversion price of $.43 per share.


Item 1.   Security of Issuer
          ------------------

          This Schedule 13D relates to the Common Stock of EquiFin, Inc. The address of the principal executive offices of EquiFin is 1011 Highway 71, Suite 200, Spring Lake, New Jersey 07762.

Item 2.   Identity and Background
          -----------------------

          InterGroup is a Delaware corporation with its principal place of business at 820 Moraga Drive, Los Angeles, California 90049. InterGroup is a public company whose securities are registered under Section 12(g) of the Exchange Act. The principal business of InterGroup is to own and operate multi-family residential property and other real estate. Attached hereto as Appendix A is a schedule setting forth the executive officers and directors of InterGroup. None of the named executive officers or directors was subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

          John V. Winfield's business address is 820 Moraga Drive, Los Angeles, California 90049. Mr. Winfield principal occupation is President, Chief Executive Officer and Chairman of the Board of InterGroup. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and
(e) of this Item.  Mr. Winfield is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          InterGroup used working capital as its source of funds to purchase the Convertible Notes. Mr. Winfield used personal funds to purchase the Convertible Notes and shares of Common Stock reported herein.

Item 4.   Purposes of Transactions.
          ------------------------

          InterGroup and Mr. Winfield each purchased $500,000 of Convertible Notes in a private placement transaction with EquiFin that closed on September 22, 2003. The acquisition of the Convertible Notes and Common Stock of the Company by InterGroup and Mr. Winfield was for investment purposes.
InterGroup, or Mr. Winfield may, from time to time, purchase additional shares of Common Stock in the open market or in private transactions to increase their ownership position of EquiFin.

          InterGroup, Santa Fe and John V. Winfield have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.


Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) InterGroup, as of September 22, 2003, may be deemed to beneficially own, for purposes of this Section 13(d) of the Exchange Act: (i) 1,162,790 shares of the Common Stock that it can acquire through the conversion of its $500,000 in Convertible Notes at $.43 per share; and (ii) 1,162,792 shares of Common Stock that it can acquire through exercise of Warrants attached to the Convertible notes at $.43 per common share. The total of those shares (2,325,580) represents approximately 23.4% of the outstanding Common Stock of EquiFin assuming the conversion of the Conversion of the Convertible Notes and the exercise of the attached Warrants owned by InterGroup.

          John V. Winfield, as of September 22, 2003, may be deemed to beneficially own for purposes of this Section 13(d) of the Exchange Act: (i) 263,550 shares of Common Stock; (ii) 1,162,790 shares of the Common Stock that he can acquire through the conversion of his $500,000 in Convertible Notes at $.43 per share; and (iii) 1,162,792 shares of Common Stock that he can acquire through exercise of Warrants attached to the Convertible notes at $.43 per common share. The total of those shares (2,589,130) represents approximately 26.1% of the outstanding Common Stock of EquiFin assuming the conversion of the Convertible Notes and the exercise of the attached Warrants owned by Mr. Winfield. Mr. Winfield has the sole voting and disposition power over the shares of Common Stock owned by him.


          John V. Winfield owns approximately 58.6% of the shares of the common stock of InterGroup. Mr. Winfield is also the Chairman, President and Chief Executive Officer of InterGroup. In those capacities, Mr. Winfield can be deemed to have shared power with InterGroup to direct the voting and disposition of the Common Shares owned by InterGroup. To the extent that Mr. Winfield is deemed to beneficially own, for purposes of Section 13(d), the Common Stock owned by InterGroup, he would beneficially own 40.1% of the Common Stock assuming the conversion of the Convertible Notes and the exercise of the attached Warrants owned by InterGroup and Mr. Winfield.

          The above percentages were determined based on EquiFin's representations in its latest filing on Form 10-QSB with the Securities and Exchange Commission that it had 7,597,064 shares of Common Stock issued and outstanding and assuming the conversion of the Convertible Notes and exercise of the attached Warrants as discussed above.

          (b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock owned by InterGroup.

          (c) Other than the acquisition of the Convertible Notes and attached Warrants discussed above, there were no other transactions effected by InterGroup or Mr. Winfield in the Common Stock within the past sixty (60) days.

          (d) No person other than InterGroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Inapplicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------------

         None.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         None.


                               SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2003              THE INTERGROUP CORPORATION
       ------------------
                                   By: /s/ John V. Winfield
                                       ------------------------------------
                                       John V. Winfield, Chairman
                                       President and Chief Executive Officer


Dated:  September 26, 2003             /s/ John V. Winfield
        ------------------             ---------------------------
                                           John V. Winfield

                                APPENDIX A

                         THE INTERGROUP CORPORATION
                       Executive Officers and Directors*



John V. Winfield   -  Chairman of the Board, President and Chief Executive
                      Officer, The InterGroup Corporation.
                      Citizenship: United States

William J. Nance   -  Director. Principal Occupation: Certified Public
                      Accountant and Consultant.
                      Citizenship: United States

Gary N. Jacobs     -  Secretary and Director. Principal Occupation: Executive
                      Vice President, Secretary and General Counsel MGM Mirage.
                      Citizenship: United States

John C. Love       -  Director. Principal Occupation: CPA, Independent
                      consultant to the hospitality and tourism industries.
                      Citizenship: United States

Joseph A. Grunwald -  Vice Chairman of the Board.  Principal Occupation:
                      Industrial, commercial and residential real estate developer.
                      Citizenship: Belgium

Mildred Bond       -  Director.  Principal Occupation: Private consultant to
   Roxborough         the NAACP.
                      Citizenship: United States

David C. Gonzalez  -  Vice President Real Estate, The InterGroup Corporation.
                      Citizenship: United States

David T. Nguyen    -  Treasurer and Controller, The InterGroup Corporation.
                      Citizenship: United States.

Michael G. Zybala  -  Assistant Secretary and Counsel.
                      Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o The InterGroup Corporation, 820 Moraga Drive, Los Angeles, California 90049